Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-132145
January 29, 2009
TERM SHEET
$250,000,000 7.000% Notes due 2014
$1,000,000,000 8.125% Notes due 2019

Issuer:	Hess Corporation (Bloomberg Ticker: “HES”)
Ratings:	Baa2 (stable) Moody’s / BBB- (stable) S&P
Securities:	$250,000,000 7.00% Notes due 2014 $1,000,000,000 8.125% Notes due 2019
Format:	SEC registered (global)
CUSIP / ISIN No.	2014 Notes: 42809HAA5 / US42809HAA59 2019 Notes: 42809HAB3 / US42809HAB33
Trade Date:	January 29, 2009
Expected Settlement:	February 3, 2009 (T+3)
Maturity:	2014 Notes: February 15, 2014 2019 Notes: February 15, 2019
Price To Public:	2014 Notes: 99.724% of principal amount 2019 Notes: 99.677% of principal amount
Purchase Price To Underwriters:	2014 Notes: 99.124% of principal amount 2019 Notes: 99.027% of principal amount
Coupon:	2014 Notes: 7.00% per year (payable semi-annually) 2019 Notes: 8.125% per year (payable semi-annually)
Interest Payment Dates:	February 15 and August 15, beginning August 15, 2009
Benchmark Treasury:	2014 Notes: 1.500% due December 31, 2013 2019 Notes: 3.750% due November 15, 2018
Benchmark Treasury Yield:	2014 Notes: 1.765% 2019 Notes: 2.772%
Spread:	2014 Notes: +530 basis points over Benchmark Treasury 2019 Notes: +540 basis points over Benchmark Treasury
Yield:	2014 Notes: 7.065% 2019 Notes: 8.172%
Make Whole Call At Any Time:	The greater of 100% of principal amount or discounted present value at Adjusted Treasury Rate +50 bps (0.50%) for both the 2014 Notes and 2019 Notes
Denominations:	$2,000 and multiples of $1,000 in excess of $2,000
Joint Bookrunners:	Goldman, Sachs & Co. J.P. Morgan Securities Inc. Greenwich Capital Markets, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities Inc. at 1-212-834-4533 or Greenwich Capital Markets, Inc. at 1-866-884-2071.